Erik L. Mengwall Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4050 Main 212.407.4000 Fax 212.407.4990 emengwall@loeb.com

May 2, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tony Watson, Suying Li, Alyssa Wall and Donald Field

Re:Trumptech Digital Education Group Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted March 28, 2025
CIK No. 0002053475

Ladies and Gentlemen:

On behalf of our client, TDE Group Limited (f/k/a Trumptech Digital Education Group Limited) (the “Company”), we hereby provide a response to the comments issued in the letter dated April 22, 2025 from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff’s Letter”) regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 submitted March 28, 2025.

Contemporaneously, the Company is filing an amendment No. 2 to the Draft Registration Statement via EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information, including to reflect a name change. For ease of reference, each comment contained in the Staff’s Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement.

Los Angeles    New York    Chicago    Nashville   Washington, DC    San Francisco    Beijing   Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission May 2, 2025 Page 2

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary

Overview, page 1

1.We note your response to prior comment 7. You reference that your online teaching and learning platforms leverage artificial intelligence, specifically RAG and LLM. Please clarify how this AI is used in your platform and differs from simple algorithmic code that automates processes in your platform, as you do on page 80. Additionally, please include an appropriate risk factor addressing the material risks to your business, operations, and financial condition in connection with the use of products using generative artificial intelligence technology.

Response:  In response to the Staff’s comment, the Company has amended the disclosure on page 1, 55 and 79 of the Amended Registration Statement, and has included an appropriate risk factor on page 22 of the Amended Registration Statement.

Summary of Risk Factors, page 6

2.We note your response to prior comment 11. Please further amend your risk disclosure to clearly acknowledge that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:  In response to the Staff’s comment, the Company has amended the disclosure on page 28 of the Amended Registration Statement.

Notes to Combined Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition

Training Courses, page F-15

3.Your revisions on page F-15 do not appear to fully address prior comment 24. We note that you have determined the performance obligation is satisfied throughout the service period, generally 8 to 10 sessions within 12 months, please tell us and revise to disclose why it is appropriate to recognize revenue from training courses at a point in time when all training sessions are delivered and fully completed. Refer to guidance in ASC 606-10-25-27 and ASC 606-10-55-5 through 55-6.

Response:  In response to the Staff’s comment, the Company has amended page F-15 of the Amended Registration Statement.

United States Securities and Exchange Commission May 2, 2025 Page 3

Note 4. Segment Reporting, page F-24

4.You present total segment loss amounts of $495,878 and $1,092,677 for the years ended August 31, 2024 and 2023, respectively, on page F-25. These amounts appear to be inconsistent with the reconciliations of segment profit or loss measure disclosed on page F-26. Please revise to reconcile the difference.

Response:  In response to the Staff’s comment, the Company has amended page F-26 of the Amended Registration Statement.

General

5.We note your response and amended disclosure in response to prior comment 14. Please revise your disclosure to clarify that certain risks, including but not limited to risks arising from the PRC government's intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment, apply to China-based issuers, including your company.

Response:  In response to the Staff’s comment, the Company has amended the disclosure on pages 25 and 28 of the Amended Registration Statement.

Please call me at +1 (212) 407 4050 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Erik Mengwall

Erik Mengwall
Partner